Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On December 22, 2020, the closing price of our Common Stock was $16.83.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 23, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2020

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)

4141 E Broadway Road Phoenix, AZ (Address of principal executive offices)	85040 (Zip Code)

(480) 666-1038

(Registrant’s telephone number,

including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 22, 2020, the board of directors (the “Board”) of Nikola Corporation (the “Company”) increased the size of the Board to ten directors, and appointed Mary L. Petrovich to serve as a member of the Board. Ms. Petrovich was designated a Class I director and will stand for re-election at the Company’s annual meeting of stockholders in 2021.

Ms. Petrovich, age 57, has served as an operating executive at the Carlyle Group, a global asset management company, since June 2011, and as an advisor to American Security Partners, a private equity firm, since September 2013. Ms. Petrovich served in various capacities at AxleTech International, a supplier of off-highway and specialty vehicle drive train systems and components, as Executive Chair from December 2014 through July 2019, following its acquisition by General Dynamics, as General Manager from 2008 to 2011, and as Chairman and Chief Executive Officer, from 2001 to 2008. Ms. Petrovich has served on the board of directors of Woodward, Inc. (Nasdaq: WWD), a designer, manufacturer, and service provider of control solutions for the aerospace and industrial markets, since 2002. Ms. Petrovich served as a director of WABCO Holdings Inc. (NYSE: WBC), a global supplier of electronic, mechanical, electro-mechanical and aerodynamic products for manufacturers of commercial trucks, buses and trailers, and passenger cars, from November 2011 to December 2018. Ms. Petrovich also serves as chairman of the board of DealerShop, North America’s largest buying group for car dealers and a private company, and Traxen, a private company focused on developing useful combination of technologies to promote safe driving, efficient fuel use and to provide beneficial and actionable big data to heavy-duty trucking industry. Ms. Petrovich holds a bachelor’s degree in engineering from the University of Michigan, and an M.B.A. from Harvard University. In connection with her appointment to the Board, Ms. Petrovich will enter into the Company’s standard form of indemnification agreement.

Ms. Petrovich will receive compensation for her service as a non-employee director, as described under the heading “Directors and Executive Officers—Director Compensation” in Item 2.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2020.

Ms. Petrovich has no family relationships with any of the Company’s directors or executive officers, and she has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 8.01	Other Events.

On December 23, 2020, the Company announced the termination of its agreement with Republic Services, Inc. to develop refuse trucks. As previously announced, Republic Services, Inc. had agreed to order 2,500 electric refuse trucks, with the ability to order up to 5,000 units.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2020

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary